Form 51-102F3
Material Change Report

Item 1	Name and Address of Company Silver Standard Resources Inc. #1180 - 999 West Hastings Street Vancouver, BC V6C 2W2
Item 2	Date of Material Change February 3, 2009
Item 3	News Release The news release dated February 3, 2009 was disseminated through Marketwire’s Canadian and US Investment Network.
Item 4

Summary of Material Change

Silver Standard Resources Inc. reported a significant increase in gold resources at the Snowfield gold project in northern British Columbia.  The increased resource is now comprised of measured and indicated gold resources totalling 4,362,000 ounces and inferred gold resources of 14,276,000 ounces using a cut-off grade of 0.5 grams of gold-equivalent per tonne.  The property is located 65 kilometers north of the town of Stewart and 20 kilometers southeast of Barrick’s high-grade gold-silver mine at Eskay Creek.

Item 5	Full Description of Material Change
5.1 Full Description of Material Change See attached news release dated February 3, 2009.
5.2 Disclosure for Restructuring Transactions Not applicable.
Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 Not applicable.
Item 7	Omitted Information Not applicable.
Item 8	Executive Officer Joseph J. Ovsenek, Senior Vice President, Corporate 604.689.3846
Item 9	Date of Report Dated at Vancouver, BC, this 3rd day of February, 2009

February 3, 2009	News Release 09-01

SNOWFIELD GOLD RESOURCES NOW 4.4 MILLION OUNCES M&I
 AND 14.3 MILLION OUNCES INFERRED

Vancouver, B.C. – Silver Standard Resources Inc. is pleased to report a significant increase in gold resources at the Snowfield gold project in northern British Columbia.  The increased resource is now comprised of measured and indicated gold resources totalling 4,362,000 ounces and inferred gold resources of 14,276,000 ounces using a cut-off grade of 0.5 grams of gold-equivalent per tonne.  The property is located 65 kilometers north of the town of Stewart and 20 kilometers southeast of Barrick’s high-grade gold-silver mine at Eskay Creek.

Snowfield Resource Summary – January 2009*
(Based on a cut-off grade of 0.5 grams of gold-equivalent/tonne)

Category	Tonnes (millions)	Gold (g/t)	Silver (g/t)	Copper (%)	Moly ( %)	Contained*
						Gold (‘000 oz)	Silver (‘000 oz)	Copper (million lbs)	Moly* (million lbs)
Measured	31.9	1.49	1.43	0.033	0.014	1,528	1,470	23.2	9.8
Indicated	102.8	0.86	1.58	0.072	0.011	2,834	5,205	163.2	24.9
Inferred	661.8	0.67	1.83	0.137	0.008	14,276	39,000	1,998.9	116.7

Using a higher cut-off grade of 1.0 gram of gold per tonne to demonstrate the sensitivity of the deposit, gold resources are comprised of measured and indicated gold resources of 2,407,000 ounces and inferred gold resources of 2,458,000 ounces.

Snowfield Resource Summary – January 2009*
(Based on a cut-off grade of 1.0 gram of gold/tonne)

Category	Tonnes (millions)	Gold (g/t)	Silver (g/t)	Copper (%)	Moly (%)	Contained*
						Gold (‘000 oz)	Silver (‘000 oz)	Copper (million lbs)	Moly* (million lbs)
Measured	21.8	1.85	1.54	0.033	0.015	1,293	1,076	15.9	7.2
Indicated	24.8	1.40	1.54	0.054	0.011	1,114	1,227	29.5	6.0
Inferred	54.8	1.30	2.40	0.206	0.008	2,458	4,548	267.0	10.4

* Mineral resources for the January 2009 estimate are defined within an optimized pit that incorporates project metal recoveries, estimated operating costs and metals price assumptions. Parameters used in the estimate include metal  prices of US$800/oz. gold, US$11.00/oz. silver, US$2.00/lb. copper and US$12/lb. molybdenum. Contained metal may differ due to rounding. “Moly” refers to molybdenum.

The above block model resource estimates were prepared by, Eugene Puritch, P.Eng., F.H. Brown, M.Sc. (Eng.), CPG PrSciNat, and Antoine Yassa, P.Geo., of P&E Mining Consultants Inc. (“P&E”) of Brampton, Ontario, independent qualified persons, as defined by Canada’s National Instrument 43-101.  The estimates are based on 96 diamond drill holes completed in 2006-2008 and two re-sampled historical holes totalling 33,922 meters, as well as 15 trenches totalling 126 meters of surface chip sampling.

Plans for 2009

A geological review is underway to assess the potential for expanding the mineralization at Snowfield and the adjacent Sulphurets Project held by Silver Standard.  A follow-up program is being planned for 2009.

Gold-copper mineralization at Snowfield occurs in a zone of pyritic quartz-sericite-chlorite schists that likely represent Jurrassic-age intermediate volcanic rocks. Kenneth C. McNaughton, M.A.Sc., P.Eng., vice president, exploration, Silver Standard Resources Inc., is the qualified person responsible for the exploration program at Snowfield. [Source: Silver Standard Resources Inc.]

For further information, contact:

Robert A. Quartermain, President Silver Standard Resources Inc. Vancouver, B.C. (604) 689-3846	Paul LaFontaine, Director, Investor Relations Silver Standard Resources Inc. Vancouver, B.C. N.A. toll-free: (888) 338-0046 Direct: (604) 484-8212 E-Mail: invest@silverstandard.com

To receive Silver Standard’s news releases by e-mail, contact Paul LaFontaine, director, investor relations at invest@silverstandard.com or call (888) 338-0046.  The TSX has neither approved nor disapproved of the information contained herein.

Statements contained in this news release that are not historical fact, such as statements regarding the economic prospects of the company’s projects, future plans or future revenues, timing of development or potential expansion or improvements, are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties include, but are not limited to, the company’s ability to raise sufficient capital to fund development, changes in economic conditions or financial markets, changes in prices for the company’s mineral products or increases in input costs, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in Canada, technological and operational difficulties or inability to obtain permits encountered in connection with exploration and development activities, labour relations matters, and changing foreign exchange rates, all of which are described more fully in the company’s filings with the Securities and Exchange Commission.

Cautionary note to U.S. investors:  The terms “measured mineral resource”, “indicated mineral resource”, and “inferred mineral resource” used in this news release are Canadian geological and mining terms as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”) under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves.  We advise U.S. investors that while such terms are recognized and permitted under Canadian regulations, the SEC does not recognize them. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in the measured and indicated categories will ever be converted into reserves.  “Inferred mineral resources” in particular have a great amount of uncertainty as to their economic feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules estimates of inferred mineral resources may not generally form the basis of feasibility or other economic studies.  U.S. investors are cautioned not to assume that any part or all of an inferred mineral resource exists, or is economically or legally mineable.  Disclosure of contained metal expressed in ounces is in compliance with NI 43-101, but does not meet the requirements of Industry Guide 7 of the SEC, which will only accept the disclosure of tonnage and grade estimates for non-reserve mineralization.